UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Aptevo Therapeutics Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

03835L108
(CUSIP Number)
Carl A Valenstein, Esq. Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110 (617) 341-7400

August 1, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03835L108	13G	Page 2 of 5

1.	Names Of Reporting Persons I.R.S. Identification No. Of Above Persons (Entities Only) Intervac, l.l.c.
2.	check the appropriate box if a group		(a) ☐ (b) ☒
3.	sec use only
4.	citizenship or place of organization Maryland
number of shares beneficially owned by each reporting person with:	5.	sole voting power	2,172,125
	6.	shared voting power	0
	7.	sole dispositive power	2,172,125
	8.	shared dispositive power	0
9.	aggregate amount beneficially owned by each reporting person		2,172,125[1]
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☒
11.	percent of class represented by amount in row (9)		10.7%
12.	type of reporting person (See Instructions)		IN

1 The Reporting Person received 2,172,125 shares of the Issuer’s common stock as a result of a spin-off of the Issuer from Emergent BioSolutions Inc., effective August 1, 2016.

CUSIP No. 03835L108	13G	Page 3 of 5

Item 1.

(a) Name of Issuer:		Aptevo Therapeutics Inc.

(b) Address of Issuer’s Principal Executive Offices:		2401 4th Ave., Suite 1050
Seattle, Washington 98121
Item 2.

(a) Name of Person Filing:	Intervac, L.L.C.

(b) Address of Principal Business	c/o Harry Bauer
Office or, if none, Residence:	16027 Comprint Circle
Gaithersburg, MD 20877-1316

(c) Citizenship:	Intervac, L.L.C. is a Maryland limited liability company

(d) Title of Class of Securities:	Common Stock, par value $0.001 per share

(e) CUSIP Number:	03835L108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 03835L108	13G	Page 4 of 5

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Amount beneficially owned:	2,172,125

Percent of class:	10.74%

	Calculation of percentage of beneficial ownership is based on 20,229,849 shares of the Issuer’s common stock outstanding as of August 1, 2016.

(c)	Number of shares as to which the person has:

	Sole power to vote or to direct the vote:	2,172,125

	Shared power to vote or to direct the vote:	0

	Sole power to dispose or to direct the disposition of:	2,172,125

	Shared power to dispose or to direct the disposition of:	0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Items 6 – 10	Not Applicable

CUSIP No. 03835L108	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 2, 2016
Date

INTERVAC, L.L.C.

/s/ Harry Bauer, its General Manager
Signature